Exhibit 8.3
RP® FINANCIAL, LC.
Financial Services Industry Consultants
                                                                    February 23, 2007

Board of Directors
Abington MHC
Abington Community Bancorp, Inc.
Abington Bank
180 Old York Road
Jenkintown, Pennsylvania 19046-3508

Re:       Plan of Conversion and Stock Issuance
        Abington MHC
        Abington Community Bancorp, Inc.
        Abington Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Abington MHC (the “MHC”), Abington Community Bancorp, Inc., Abington, Pennsylvania (the “Company”) and Abington Bank (the “Bank”). The Plan provides for the conversion of the Mutual Holding Company into the capital stock form of organization. Pursuant to the Plan, the Company, which owns 100% of the Bank, will be converted into new shares of the Company pursuant to an exchange ratio determined by the Board of Directors of the MHC and the Company. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Abington Community Bancorp, Inc. currently owned by the MHC.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) the Employee Stock Ownership Plan; (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                           Sincerely,

                                                   RP FINANCIAL, LC.

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209	Telephone: (703) 528-1700 Fax No.: (703) 528-1788